SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-13-60

ANNUAL REPORT

For the Year Ended December 31, 2002

UNITIL RESOURCES, INC.

6 Liberty Lane West, Hampton, New Hampshire 03842-1720

Date of Incorporation:	May 26, 1993
State of Incorporation:	New Hampshire

Name, Title and address of officer to whom correspondence concerning this report should be addressed:

Mark H. Collin, Treasurer
6 Liberty Lane West
Hampton, New Hampshire 03842-1720

Name of Principal Holding Company:
UNITIL Corporation

(1)	This report is being filed pursuant to the requirements of H.C.A.R. Number 35-25816, which specifies that UNITIL Resources, Inc. must file an annual report using, where applicable, Form U-13-60 reporting format.

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

Description of Reports or Statements	Page Number

ORGANIZATION CHART	21

METHODS OF ALLOCATION	21

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED	21

SCHEDULE I — COMPARATIVE BALANCE SHEET

		AS OF DECEMBER 31
ACCOUNT	ASSETS AND OTHER DEBITS	CURRENT	PRIOR

	COMPANY PROPERTY
101	Company property (Schedule II)	1,260,463	871,475
107	Construction work in progress (Schedule II)	265,658	895

	Total Property	1,526,121	872,370

108	Less accumulated provision for depreciation and Amortization of company property (Schedule III)	613,464	434,061

	Net Company Property	912,657	438,309

	INVESTMENTS
123	Investments in associate companies (Schedule IV)	0	0
124	Other investments (Schedule IV)	0	0

	Total investments	0	0

	CURRENT AND ACCRUED ASSETS
131	Cash	325,993	324,231
134	Special deposits	0	0
135	Working funds	0	0
136	Temporary cash investments (Schedule IV)	0	0
141	Notes receivable	0	0
143	Accounts receivable	318,908	227,390
144	Accumulated provision for uncollectable accounts	0	0
146	Accounts receivable from associate companies (Schedule V)	11,994	87,990
152	Fuel stock expense undistributed (Schedule VI)	0	0
154	Materials and supplies	0	0
163	Stores expense undistributed (Schedule VII)	0	0
165	Prepayments	53,908	55,897
173	Unbilled and Accrued Revenues (Schedule VIII)	0	0

	Total Current and Accrued Assets	710,803	695,508

	DEFERRED DEBITS
181	Unamortized debt expense	0	0
184	Clearing accounts	0	0
186	Miscellaneous deferred debits (Schedule IX)	136,993	34,990
188	Research, development, or demonstration expenditures (Schedule X)	0	0
190	Accumulated deferred income tax	0	0

	Total Deferred Debits	136,993	34,990

	TOTAL ASSETS AND OTHER DEBITS	1,760,453	1,168,807

SCHEDULE I — COMPARATIVE BALANCE SHEET

		AS OF DECEMBER 31
ACCOUNT	LIABILITIES AND PROPRIETARY CAPITAL	CURRENT	PRIOR

	PROPRIETARY CAPITAL
201	Common stock issued (Schedule XI)	100	100
207	Premium on comomon stock (Schedule XI)	9,900	9,900
211	Miscellaneous Paid in Capital	4,640,000	4,290,000
215	Appropriated retained Earnings (Schedule XI)	0	0
216	Unappropriated retained earnings (Schedule XI)	(4,085,470)	(3,421,339)

	Total Proprietary Capital	564,530	878,661

	LONG-TERM DEBT
223	Advances from associate companies (Schedule XII)	0	0
224	Other long-term debt (Schedule XII)	0	0
225	Unamortized permium on long-term debt	0	0
226	Unamortized discount on long-term debt-debit	0	0

	Total Long-Term Debt	0	0

227	Obligations under capital leases - non current	0	0

	CURRENT AND ACCRUED LIABILITIES
231	Notes Payable	1,134712	0
232	Accounts payable	135,612	47,960
233	Notes payable to associate companies (Schedule XIII)	0	0
234	Accounts payable to associate companies (Schedule XIII)	272,251	80,975
236	Taxes accrued	(197,428)	334,173
237	Interest accrued	0	0
238	Dividends declared	0	0
241	Tax collections payable	0	0
242	Misc. current and accrued Liabilities (Schedule XIII)	29,105	0
243	Obligations under capital leases - current	0	0

	Total Current and Accrued Liabilities	1,374,252	463,108

	DEFERRED CREDITS
253	Other deferred credits	0	0
255	Accumulated deferred investment tax credits	0	0

	Total Deferred Credits	0	0

282	ACCUMULATED DEFERRED INCOME TAXES	(178,329)	(172,962)

	TOTAL LIABILITIES AND PROPRIETARY CAPITAL	1,760,453	1,168,807

SCHEDULE II — COMPANY PROPERTY

	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	ADDITIONS	RETIREMENTS OR SALES	OTHER CHANGES 1/	BALANCE AT CLOSE OF YEAR

ACCOUNT COMPANY PROPERTY
301	ORGANIZATION
303	MISCELLANEOUS INTANGIBLE PLANT
304	LAND AND LAND RIGHTS
305	STRUCTURES AND IMPROVEMENTS
306	LEASEHOLD IMPROVEMENTS
307	EQUIPMENT 2/
308	OFFICE FURNITURE AND EQUIPMENT
309	AUTOMOBILES, OTHER VEHICLES AND RELATED GARAGE EQUIPMENT
310	AIRCRAFT AND AIRPORT EQUIPMENT
311	OTHER COMPANY PROPERTY 3/	871,475	388,988			1,260,463

	SUB-TOTAL	871,475	388,988			1,260,463

107	CONSTRUCTION WORK	895	265,658		895	265,658

	TOTAL	872,370	654,646		895	1,526,121

1)	PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

SCHEDULE II — CONTINUED

2)	SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

SUBACCOUNT DESCRIPTION		ADDITIONS	BALANCE AT CLOSE OF YEAR

NONE

	TOTAL	0	0

3)	DESCRIBE OTHER COMPANY PROPERTY:

Equipment		38,301	38,301
Software Licenses		350,687	1,209,266
Trademark			12,896

	TOTAL	388,988	1,260,463

4)	DESCRIBE CONSTRUCTION WORK IN PROGRESS: Software Development

SCHEDULE III — ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION OF COMPANY PROPERTY

	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	ADDITIONS	RETIREMENTS OR SALES	OTHER CHANGES 1/	BALANCE AT CLOSE OF YEAR

ACCOUNT COMPANY PROPERTY
301	ORGANIZATION
303	MISCELLANEOUS INTANGIBLE PLANT
304	LAND AND LAND RIGHTS
305	STRUCTURES AND IMPROVEMENTS
306	LEASEHOLD IMPROVEMENTS
307	EQUIPMENT 2/
308	OFFICE FURNITURE AND EQUIPMENT
309	AUTOMOBILES, OTHER VEHICLES AND RELATED GARAGE EQUIPMENT
310	AIRCRAFT AND AIRPORT EQUIPMENT
311	OTHER COMPANY PROPERTY 3/	434,061	179,403			613,464

	TOTAL	434,061	179,403			613,464

1)	PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

SCHEDULE IV – INVESTMENTS

INSTRUCTIONS:	Complete the following schedule concerning investments. Under Account 124 “Other Investments” state each investment separately, with description, including, the name of issuing company, number of shares or principal amount. Under Account 136, “Temporary Cash Investments”, list each investment separately.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR

123	INVESTMENT IN ASSOCIATE COMPANIES	0	0
124	OTHER INVESTMENTS	0	0
136	TEMPORARY CASH INVESTMENTS	0	0

TOTAL		0	0

SCHEDULE V — ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:	Complete the following schedule listing accounts receivable from each associate company. Where the company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each company, number of shares or principal amount associate company by subaccount should be provided.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR

146	ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES:
	UNITIL Service Corp.	87,990	11,994

	TOTAL	87,990	11,994

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:    NONE

SCHEDULE VI — FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:	Report the amount of labor and expenses incurred with respect to fuel stock expense during the year and indicate amount attributable to each associate company. Under the section headed “Summary” listed below give an overall report of the fuel functions performed by the company.

ACCOUNT	DESCRIPTION	LABOR	EXPENSE	TOTAL

152	FUEL STOCK EXPENSE UNDISTRIBUTED	0	0	0

	TOTAL	0	0	0

SUMMARY:	NOT APPLICABLE

SCHEDULE VII — STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:	Report the amount of labor and expenses incurred with respect to stores expense during the year and INSTRUCTIONS: indicate amount attributable to each associate company.

ACCOUNT	DESCRIPTION	LABOR	EXPENSE	TOTAL

163	STORES EXPENSE UNDISTRIBUTED	0	0	0

	TOTAL	0	0	0

SCHEDULE VIII — UNBILLED AND ACCRUED REVENUE

INSTRUCTIONS:	Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR

173	ACCRUED AND UNBILLED REVENUE	0	0

	TOTAL	0	0

SCHEDULE IX — MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:	Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR

186	MISCELLANEOUS DEFERRED DEBITS
	Deferred Charges	0	119,000
	Licensing	36,425	17,968
	Other	(1,435)	25

	TOTAL	34,990	136,993

SCHEDULE X — RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:	Provide a description of each material research, development, or demonstration project which incurred costs by the company during the year.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR

188	RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES	0	0

	TOTAL	0	0

SCHEDULE XI — PROPRIETARY CAPITAL

INSTRUCTIONS:	Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.

				OUTSTANDING CLOSE OF PERIOD
ACCOUNT	CLASS OF STOCK	NUMBER OF SHARES AUTHORIZED	PAR OR STATED VALUE PER SHARE	NO. OF SHARES	TOTAL AMOUNT

201	COMMON STOCK ISSUED	10,000	1.00	100	100

ACCOUNT	DESCRIPTION	BALANCE AT CLOSE OF YEAR

207	PREMIUM ON COMMON STOCK	9,900
211	MISCELLANEOUS PAID IN CAPITAL	4,640,000
215	APPROPRIATED RETAINED EARNINGS

	TOTAL	4,649,900

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	NET INCOME OR (LOSS)	DIVIDENDS PAID	BALANCE AT CLOSE OF YEAR

216	UNAPPROPRIATED RETAINED EARNINGS	(3,421,339)	(664,131)	0	(4,085,470)

	TOTAL	(3,421,339)	(664,131)	0	(4,085,470)

SCHEDULE XII — LONG-TERM DEBT

INSTRUCTIONS:	Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 — Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

NAME OF CREDITOR	TERMS OF OBLIG CLASS & SERIES OF OBLIGATION	DATE OF MATURITY	INTEREST RATE	AMOUNT AUTHORIZED	BALANCE AT BEGINNING OF YEAR	ADDITIONS	1/DEDUC- TIONS	BALANCE AT CLOSE OF YEAR

ACCOUNT 223 -
ADVANCES FROM
ASSOCIATE COMPANIES:					0	0	0	0

ACCOUNT 224 -
OTHER LONG-TERM DEBT:					0	0	0	0

					0	0	0	0

1)     GIVE AN EXPLANATION OF DEDUCTIONS:  NOT APPLICABLE

SCHEDULE XIII — CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:	Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR

233	NOTES PAYABLE TO ASSOCIATE COMPANIES
	Cashpool	0	1,134,712

	TOTAL	0	1,134,712

234	ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES:
	UNITIL Service Corp.	80,975	272,251

	TOTAL	80,975	272,251

242	MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES:
	Accrued Expenses	0	29,105

	TOTAL	0	29,105

SCHEDULE XIV — NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:	The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

Selected Notes to the Financial Statements:

Unitil Resources, Inc. (URI) is the Company’s wholly owned non-utility subsidiary and has been authorized by the Securities and Exchange Commission, pursuant to the rules and regulations of the 1935 Act, to engage in business transactions as a competitive marketer of electricity, gas and other energy commodities in wholesale and retail markets, and to provide energy brokering, consulting and management related services within the United States. Usource, Inc. and Usource L.L.C. (Usource) are wholly-owned subsidiaries of Unitil Resources, Inc. Usource provides energy brokering services, as well as related energy consulting services.

Please refer to the 2002 Unitil Corporation Form 10-K for additional disclosures.

SCHEDULE XV -STATEMENT OF INCOME

ACCOUNT		DESCRIPTION	CURRENT YEAR	PRIOR YEAR

	INCOME
451		Service revenue	755,647	383,754
451.01		Accrued and unbilled service revenue	0	0
419		Interest Income	7,014	27,874
421		Miscellaneous income or loss	0	0

		Total Income	762,661	411,628

	EXPENSE
920		Salaries and wages	0	135,768
921		Office supplies and expenses	212,771	301,571
922		Administrative expense transferred - credit	0	0
923		Outside services employed	1,432,307	1,396,579
924		Property insurance	0	0
925		Injuries and damages	2,101	3,038
926		Employee pensions and benefits	0	(9,303)
928		Regulatory commission expense	0	0
930.1		General advertising expense	9,132	(30,901)
930.2		Miscellaneous general expense	(875)	1,548
931		Rents	0	0
932		Maintenance of structures and equipment	0	0
403		Depreciation and amortization expense	197,860	229,203
408		Taxes other than income taxes	1,300	13,302
409		Income taxes	(487,895)	(540,453)
410		Provision for deferred income taxes	(37,492)	(111,210)
411		Provision for deferred income taxes -Credit	0	0
411.5		Investment tax credit	0	0
426.1		Penalties	19,902	0
426.5		Other deductions	5	348
427		Interest on long-term debt	0	0
430		Interest on debt to associate companies	24,620	31,891
431		Other interest expense	0	0
555		Purchase Power Expense	(4,833)	(7,963)
904		Customer Accounting	57,889	0

		Total Expense	1,426,792	1,413,418

		Net Income or (Loss)	(664,131)	(1,001,790)

ANALYSIS OF BILLING ASSOCIATE COMPANIES ACCOUNT 451

NAME OF ASSOCIATE COMPANY	DIRECT CHARGES	INDIRECT CHARGES	COMPENSATION FOR USE OF CAPITAL	TOTAL CHARGES	EXCESS OR DEFICIENCY	TOTAL AMOUNT BILLED

None

TOTAL	0	0	0	0	0	0

ANALYSIS OF BILLING NONASSOCIATE COMPANIES ACCOUNT 451
NAME OF ASSOCIATE COMPANY	DIRECT CHARGES	INDIRECT CHARGES	COMPENSATION FOR USE OF CAPITAL	TOTAL CHARGES	EXCESS OR DEFICIENCY	TOTAL AMOUNT BILLED

Usource (a)		755,647	0	755,647	0	755,647

TOTAL	755,647	0	0	755,647	0	755,647

INSTRUCTION: Provide a brief description of the services rendered to each non-associate company.

(a)     Revenue generated from power sales.

SCHEDULE XVI — ANALYSIS OF CHARGES FOR SERVICE — ASSOCIATE AND NONASSOCIATE COMPANIES

		ASSOCIATE COMPANY CHARGES			NON- ASSOCIATE COMPANY CHARGES			TOTAL CHARGES FOR SERVICE

DESCRIPTION OF ITEMS		DIRECT COST	INDIRECT COST	TOTAL	DIRECT COST	INDIRECT COST	TOTAL	DIRECT COST	INDIRECT COST	TOTAL

920	SALARIES AND WAGES			0			0	0	0	0
921	OFFICE SUPPLES AND EXPENSES	Non-applicable		0			0	0	0	0
922	ADMIN EXPENSE TRANS-CREDIT			0			0	0	0	0
923	OUTSIDE SERVICES EMPLOYED			0			0	0	0	0
924	PROPERTY INSURANCE			0			0	0	0	0
925	INJURIES AND DAMAGES			0			0	0	0	0
926	EMPLOYEE PENSIONS AND BENEFITS			0			0	0	0	0
928	REGULATORY COMMISSION EXPENSE			0			0	0	0	0
930.1	GENERAL ADVERTISING EXPENSE			0			0	0	0	0
930.2	MISC. GENERAL EXPENSE			0			0	0	0	0
931	RENTS			0			0	0	0	0
932	MAINT. OF STRUCT. & EQUIP.			0			0	0	0	0
403	DEPR. AND AMORT. EXPENSE			0			0	0	0	0
408	TAXES OTHER THAN INCOME			0			0	0	0	0
409	INCOME TAXES			0			0	0	0	0
410	PROV FOR DEF INC TAXES			0			0	0	0	0
411	PROV FOR DEF INC TAX CREDIT			0			0	0	0	0
411.5	INVESTMENT TAX CREDIT			0			0	0	0	0
419	INTEREST INCOME			0			0	0	0	0
426.1	DONATIONS			0			0	0	0	0
426.5	OTHER DEDUCTIONS			0			0	0	0	0
427	INTEREST ON LONG-TERM DEBT			0			0	0	0	0
431	OTHER INTEREST EXPENSE			0			0	0	0	0

SUBTOTAL EXPENSES				0			0	0	0	0

COMPENSATION FOR USE OF EQUITY CAPITAL				0			0			0

430	INTEREST ON DEBT TO ASSOCIATE COMPANIES			0			0	0	0	0

TOTAL EXPENSES			0	0	0	0	0	0	0	0

421	MISCELLANEOUS INCOME			0			0	0	0	0

TOTAL COST OF SERVICE			0	0	0	0	0	0	0	0

SCHEDULE XVII — SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR FUNCTION

DESCRIPTION OF ITMES		TOTAL AMOUNT	OVERHEAD	NONE	DEPARTMENT OR FUNCTION
920	SALARIES AND WAGES	0
921	OFFICE SUPPLES AND EXPENSES	0		Non-applicable
922	ADMIN. EXPENSE TRANS-CREDIT	0
923	OUTSIDE SERVICES EMPLOYED	0
924	PROPERTY INSURANCE	0
925	INJURIES AND DAMAGES	0
926	EMPLOYEE PENSIONS AND BENEFITS	0
928	REGULATORY COMMISSION EXPENSE	0
930.1	GENERAL ADVERTISING EXPENSE	0
930.2	MISC. GENERAL EXPENSE	0
931	RENTS	0
932	MAINT. OF STUCT. & EQUIP.	0
403	DEPR. AND AMORT. EXPENSE	0
408	TAXES OTHER THAN INCOME	0
409	INCOME TAXES	0
410	PROV. FOR DEF. INC. TAXES	0
411	PROV. FOR DEF. INC. TAX CREDIT	0
411.5	INVESTMENT TAX CREDIT	0
426.1	DONATIONS	0
426.5	OTHER DEDUCTIONS	0
427	INTEREST ON LONG-TERM DEBT	0
430	INTEREST ON DEBT TO ASSOCIATE COMPANIES	0
431	OTHER INTEREST EXPENSE	0

TOTAL EXPENSES		0	0	0	0

DEPARTMENTAL ANALYSIS OF SALARIES — ACCOUNT 920

	DEPARTMENTAL SALARY EXPENSE				NUMBER
		INCLUDED IN AMOUNTS BILLED TO			PERSONNEL
	TOTAL	PARENT	OTHER	NON	END OF
NAME OF DEPARTMENT	AMOUNT	COMPANY	ASSOCIATES	ASSOCIATES	YEAR

Non-applicable

TOTAL	0	0	0	0	0

OUTSIDE SERVICES EMPLOYED — ACCOUNT 923

INSTRUCTIONS:	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.
		RELATIONSHIP
		"A"=ASSOCIATE
FROM WHOM PURCHASED	ADDRESS	"NA"=NON ASSOCIATE	AMOUNT

Outside Services
UNITIL Service Corp.		A	1,233,719
Outside Services - Legal
Various		NA	42,046
Outside Services - Other
Various		NA	156,542

TOTAL			1,432,307

EMPLOYEE PENSIONS AND BENEFITS — ACCOUNT 926

INSTRUCTIONS:	Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000

DESCRIPTION	AMOUNT

TOTAL	0

GENERAL ADVERTISING EXPENSES — ACCOUNT 930.1

INSTRUCTIONS:	Provide a listing of the amounts included in Account 930.1 “General Advertising Expenses”, classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION	NAME OF PAYEE	AMOUNT

Advertising	Adventures in Advertising	2,585
	Cards Direct	898
	Industrial Energy	750
	Kinko's Inc	1,887
	Lavigne	3,012

	TOTAL	9,132

MISCELLANEOUS GENERAL EXPENSES — ACCOUNT 930.2

INSTRUCTIONS:	Provide a listing of the amount included in Account 930.2 “Miscellaneous General Expense”, classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. 441 (b) (2) shall be separately classified.

DESCRIPTION	AMOUNT

Other	(875)

TOTAL	(875)

RENTS — ACCOUNT 931

INSTRUCTIONS:	Provide a listing of the amount included in Account 931, "Rents" classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts

TYPE OF PROPERTY	AMOUNT

Not Applicable

TOTAL	0

TAXES OTHER THAN INCOME TAXES — ACCOUNT 408

INSTRUCTIONS:	Provide an analysis of Account 408, "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) other than U. S. Government and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts there of Provide a subtotal for each class of tax.

KIND OF TAX	AMOUNT

Other than U.S. Government Tax:
NH BET Tax	1,300

TOTAL	1,300

DONATIONS — ACCOUNT 426.1

INSTRUCTIONS:	Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details

NAME OF RECIPIENT	PURPOSE OF DONATION	AMOUNT

Tax Penalties
		19,902

	TOTAL	19,902

OTHER DEDUCTIONS — ACCOUNT 426.5

INSTRUCTIONS:	Provide a listing of the amount included in Account 426.5,"Other Deductions", classifying such expenses according to their nature.

DESCRIPTION	NAME OF PAYEE	AMOUNT

Commission of Revenue		5

	TOTAL	5

SCHEDULE XVIII — NOTES TO STATEMENT OF INCOME

INSTRUCTIONS:	The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See Schedule XIV — Notes to Financial Statements (page 13).

ORGANIZATION CHART

Organization Chart as of December 31, 2002

President	Robert G. Schoenberger
Vice President	Todd R. Black
Vice President & Treasurer	Mark H. Collin
Controller	Laurence M. Brock
Asst. Treasurer	Charles J. Kershaw, Jr.
Secretary	Sandra L. Whitney

METHODS OF ALLOCATION —   Not Applicable

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED - Not applicable

SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized,

April 29, 2003

UNITIL Resources, Inc. BY: /S/ Laurence M. Brock —————————————— Laurence M. Brock, Controller

UNITIL Resources, Inc. BY: /S/ Mark H. Collin —————————————— Mark H. Collin, Vice President & Treasurer